Filed by Gaming and Leisure Properties, Inc.
pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Pinnacle Entertainment, Inc.
Commission File No. for Registration Statement on Form S-4: 333-206649

On April 26, 2016, members of the management team of Gaming and Leisure Properties, Inc. ("GLPI" or the "Company"), including Peter Carlino, Chairman and Chief Executive Officer and Bill Clifford, Chief Financial Officer spoke during GLPI’s first quarter 2016 earnings conference call. Some of Mr. Carlino’s and Mr. Clifford's remarks included a discussion of GLPI’s proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. ("Pinnacle"). Below is the full transcript of the conference call.

CORPORATE PARTICIPANTS
Kara Smith ICR - IR
Peter Carlino Gaming and Leisure Properties, Inc. - Chairman and CEO
Bill Clifford Gaming and Leisure Properties, Inc. - CFO
Steve Snyder Gaming and Leisure Properties, Inc. - Senior Vice President of Development

CONFERENCE CALL PARTICIPANTS
Felicia Hendrix Barclays Capital - Analyst
Steven Wieczynski Stifel Nicolaus - Analyst
Joseph Greff JPMorgan - Analyst
Thomas Allen Morgan Stanley - Analyst
Shaun Kelley BofA Merrill Lynch - Analyst
David Katz Telsey Advisory Group - Analyst
John Decree Union Gaming - Analyst
Carlo Santarelli Deutsche Bank - Analyst
George Smith Davenport & Company - Analyst
Jeff Gates Gates Capital Management - Analyst

PRESENTATION

Operator

Greetings and welcome to the Gaming and Leisure Properties first quarter 2016 earnings conference call.

(Operator Instructions)

As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Kara Smith of ICR.

Kara Smith - ICR - IR

Good morning. We would like to thank you for joining us today for Gaming and Leisure Properties first quarter 2016 earnings call and webcast. The press release distributed earlier this morning is available in the Investor Relations section on our website at www.GLPROPINC.com.

On today's call, management prepared remarks and answers to your questions may contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address matters that are subject to risks and uncertainties that may cause actual results to differ from those discussed today. Examples of forward-looking statements include those related to revenue, operating income, and financial guidance, as well as non-GAAP financial measures, such as FFO and AFFO.

As a reminder, forward-looking statements represent management's current estimates and the Company assumes no obligation to update any forward-looking statements in the future. We encourage listeners to review the more detailed discussions related to these forward-looking statements contained in the Company's filings with the SEC, and the definitions and reconciliations of non-GAAP financial measures contained in the Company's earnings release.

On this morning's conference call, we are joined by Peter Carlino, Chairman and Chief Executive Officer; and Bill Clifford, Chief Financial Officer of Gaming and Leisure Properties. Also joining, are Steve Snyder, Senior Vice President of Development; Desiree Burke, Chief Accounting Officer; and Brandon Moore, Senior Vice President, General Council and Secretary. With that, I would like to turn the call other to Peter Carlino. Peter?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, thank you, Kara. And good morning, everyone. As usual, I'll start with a few brief comments and then open the floor right away to questions and answers.

We have, as usual, and as you heard, our entire group. And while I am happy to report both a good and an eventful quarter, operating results are in line, of course, with what we projected and we also have concluded a very successful equity raise, as you know, along with an equally successful debt raise. And in the process, we attracted a new group of long-term investors.

And I think now with the final closing on -- with Pinnacle, we've positioned the Company as the major player in the gaming REIT space, as well as the third-largest triple-net player in the United States. So, we are excited about that. Closing, of course, is scheduled for Thursday. Additionally, as you know, we favorably settled our litigation involving the Meadows, but -- and have announced that we've partnered with Pinnacle as the operator of that facility, which for those who haven't seen it, it is a terrific facility just south of Pittsburgh.

I also want to note, as we come up and finally approach the closing with Pinnacle, that we have developed a tremendous working relationship with them and I would expect, as a result, that you will see us partnered on many future transactions, and we are looking forward to that. With that, I am going to open the floor to questions. So, operator, would you please do that?

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions).

Our first question comes from the line of Felicia Hendrix with Barclays. Please proceed with your question.

Felicia Hendrix - Barclays Capital - Analyst

Hi. Good morning and congratulations on the positive events that you've had lately.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Thank you, Felicia.

Felicia Hendrix - Barclays Capital - Analyst

You're welcome. So, I just wanted to start out, there has been some acquisition activity lately in the sector. As you know, Boyd has been active with some acquisitions.

Just wondering, were you involved in the process for any of those assets? And then on Aliante, specifically, just wondering what your thoughts was on the purchase multiple, because I am wondering if this comp now raises the bar for other acquisitions you may be looking at in Las Vegas.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, speaking of my end, we have got others who may want to comment, I don't think there is much we want to say about what we have looked at and what we haven't. And I am very, very reluctant, frankly, to opine on what somebody else has chosen to pay for those assets, because each company has a different metric, different cost-saving opportunities and so forth.

I don't know. Bill, do you want to venture an opinion on that?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Well, listen. I mean, obviously, it's really difficult -- certainly, we were aware of the transactions, to your point.

I think, as we look at it, when you have got properties where there's enormous expected synergies and opportunities for growth related to a specific plan or operating plan that a company has in place, it's really difficult for us to get involved at the multiples that they are quoting. Obviously, the multiples that they are paying on current EBITDA would be difficult, and doesn't, quite candidly, work for our business model.

A 9% or 10% CAP rate doesn't fit into the thought processes of what they paid for those assets. Relative to what that does for future expectations, I would be excited if I owned a small property in the Las Vegas locals market right now if I thought that that was going to continue. But I think there is some strategic, to what Peter said, I think there is some strategic thought processes going on around -- with relative to what Boyd is doing there in terms of their geographic footprint within the locals market and how they are trying to balance out their properties.

I quite candidly, don't have any insight into their thought processes. And I am sure they have a plan and a strategy that's going to work for them. This was just one of those types of transactions, quite candidly, that doesn't fit within our business model.

That doesn't mean it wouldn't fit into our business model in the future once they realize the opportunities that they see when they made the purchase, and as the results, as they achieve those synergies, that point in time that there is every reason that we could get involved. But as far as its implications on the future, I suppose it does raise the bar somewhat for regional -- for locals properties in Las Vegas, but I think we will have to wait and see how that turns out in the future.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Yes, look -- Which prompts me to conclude by saying that it's probably a very good transaction for them.

Felicia Hendrix - Barclays Capital - Analyst

Okay. That's clear.

And, Bill, while we have you, in the release it said that the Company was going to be under 5.5 times leverage by the end of 2016. I am just wondering, does that include the impact of the Meadows, and also what's the longer-term target and how long does it take to get there?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

I think the -- our target, as we pretty much always said, is 5.5. It's our expectation that we are going to -- the 5.5 with the Meadows does anticipate us making the acquisition on the 5.5 target. We are going to be opportunistic about how we make that happen.

We have -- obviously, we have a very nice sized, and we raised significantly more equity than what we had said we would when our stock was in the mid-to-low 20s. We are very happy with that outcome. I think we're very focused on making sure that we keep our balance sheet in a great position to be able to go forward to do future transactions and future deals.

So, more than likely we will do it in a very non-market-disruptive way. And there is a number of ways to get that done.

We will be raising -- we will undoubtedly raise some equity in the future, because that's what REITs do. And I would expect that we're going to be very focused on getting to 5.5 or below 5.5. As we sit here today, the plan would be to make sure that we're there by the end of the year. And that's about all I can -- I mean, I am not going to really get any more specific than that.

Felicia Hendrix - Barclays Capital - Analyst

No. That's helpful. That answered my question. Thank you.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

You're welcome.

Operator

Our next question comes from the line of Steve Wieczynski with Stifel. Please proceed with your question.

Steven Wieczynski - Stifel Nicolaus - Analyst

Good morning. So, Bill, first question, I am not sure you're going to be able to answer this or you will answer it.

When you look at the guidance for the full year, the 293 in AFFO, is there any way you could give us what that would look like if you owned Pinnacle for the full year?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

You know, we are going to -- no, I am not going to give you that. If I was going to give it to you, I would have given it to you in the press release. There is some timing issues there in terms of when all that's going to happen.

Obviously, it's a function of what month do we close and then where do we end up? What's the timing relative to the financing for that and what form does that take? So, as has been our prior practice, we have never really given forward-looking guidance short of under having a better disclosed plan on how we plan to finance it, I guess is the best way of putting it.

Steven Wieczynski - Stifel Nicolaus - Analyst

And then is the Meadows not in the guidance for the full year because the closing date is still five months out at this point?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes. Exactly.

Steven Wieczynski - Stifel Nicolaus - Analyst

Okay. And then last question for Peter.

Can, I guess, you give us a little bit more color on how you view the overall acquisition market today? And then maybe your view with now having another competitor out there with the MGP deal getting done, that might be helpful.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, on the first part of that question, it's so unknowable. I kind of hate -- this part of the question, I hate most of all. I joked with the group about this last evening as we talked about this call today.

The question always is, what's next? Which I appreciate. Of course, we kiss a lot of frogs in this world of where doing new transactions is what we're about.

We are looking at things large and small. But it's so absolutely unpredictable. I think it gets back to the points Bill was making before that all we can do is ready ourselves for whatever the hell comes up next.

Getting our capital structure perfectly in line, having the absolute best cost of capital going forward. And to that end, we are completely and manically focused. You can count on that.

As it relates to what MGM has done, I think it's terrific, actually, because I think we struggled for the first year and a half with a ho-hum, that now there is a gaming REIT. We're the only one. Isn't that kind of cute?

And people just weren't mustering the interest that I thought they should have had. MGM coming to the space adds some additional luster to the process and some more muscle and scale and name recognition and so forth, and I think we have already turned the corner with their presence in the space. We view that, I think, as, actually, as a very good thing.

Steven Wieczynski - Stifel Nicolaus - Analyst

Okay. Great. Thanks.

Operator

Our next question comes from the line of Joseph Greff with JPMorgan. Please proceed with your question.

Joseph Greff - JPMorgan - Analyst

Good morning. Question on the Meadows financing, and maybe asked a different way, Bill. If you were to finance the Meadows transaction with all debt financing, would you still be at around 5.5 times pro forma 2016 EBITDA?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

No. No. We would be a little higher. Obviously, you bring on the $25.5 million of rent and roughly $300 million, just north of $300 million, the implications would clearly be that that would be an A.

It only takes you to roughly 5, probably around to 5.6 when you are done. So it's not -- you know, that's why we don't feel that enormous pressure to necessarily have to go out and raise an equity in a particular timeframe. We can do it once we feel like the markets are stable and that there is a fair price. Then it would be a small offering, if it was an offering.

There is different programs. You can do an ATM program. You can do a forward. You can do an overnight. You can do a drift. We could even put in a drift program to raise some equity that way. There is a number of ways, mechanisms will be available to us.

Or we could simply be a little bit more patient and say, well, the reality is it's just going to take us a little more time, and our leverage will naturally get to below 5.5 anyway. I think the last one is probably less likely, so long as the markets are reasonably cooperative, as they have been. I think that's clearly our intention, to get down into that range below the 5.5, and get ready so that we can do another acquisition and not have to worry about having the pressures of the equity markets.

I said this saying on the -- when I was on the equity road show. It was a way of helping people reflect on what we have been through, which is -- and for those of you that heard this, I apologize because it's going to be hearing it again. In my world there is reprimands, spankings and beatings. A reprimand, you nod your head and acknowledge that maybe that wasn't a great idea. A spanking, it hurts for maybe a few hours or a day. And in a beating, you're in the recovery room.

So, we have just come out of the recovery room for a six-months period with what happened with our stock around the Pinnacle overhang. And I think, quite candidly, we are pretty happy to be out of the recovery room, and I don't picture us going back into the recovery room any time soon. So, I would say that we will do the right thing and make sure that we do not put ourselves in a position again to have a major overhang.

This isn't a major overhang under any circumstances. So, I look at it as being very focused on the future and saying we need to make sure that we never get ourselves into that position again of having a mandatory sizable slug of equity required. And that means we will have to do -- we will be doing stuff to manage our balance sheet in a way that accomplishes that.

Joseph Greff - JPMorgan - Analyst

Great. And then I have two more follow-ups. One is with regard to how do you look at increasing modifying the dividend.

Do you look at the dividend change based on the anticipation of incremental AFFO growth per share, or based on what you report and looking backwards, and then raising the dividend based on what you reported in the prior quarter?

Know what I mean?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes.

Well, I think, well, listen, in this quarter, right, we have got -- if you look at it, we did not raise the dividend in anticipation of the Pinnacle transaction. We are going to have two months worth of rent.

But in all honesty, we are going to have coming in -- we are really going to be making a dividend payment before the end of quarter. So, in some ways we will only collected a month's worth of rent and we will have a full allotment of shares related to the Pinnacle transaction. So, it didn't really make any sense to try to adjust it based on the historical level.

What we have done is adjusted it reflective on our expectations for the year, and that's why we gave some guidance relative to once we normalize, which will be in the third quarter, and by that point in time we can go to our more appropriate run rate. I mean, our focus is on 80% of AFFO as being our dividend policy. Basically 80% of free cash flow.

I think we will continue to do that. Going forward, once we close the Meadows transaction, I would expect we will do the same thing, depending on the timing of that.

We may very well leave the quarter of the close as flat and then reflect whatever the impact is in the Meadows going forward into the future -- into the next full quarter, where we've got the results. I don't know if that 100% answers your question or not, but.

Joseph Greff - JPMorgan - Analyst

Right. And then the dividend calculation adjustment, the $5.4 million that you deduct from AFFO for the full year and the $1.2 million for the second quarter, does that go away next year?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

It does. That goes away in the third quarter. The dividends -- well, it won't for the -- well, for the outstanding shares that are -- to the extent that we have employees who have options who are not receiving dividends, who elect not to exercise their shares for whatever reason, we will still make that calculation in anticipation that those shares will eventually get converted into fully outstanding shares.

So, we have accommodation of shares that are held GLPI employees and we have options that are held by PENN employees, still. To the extent that those options are unexercised, they're vested but unexercised, we will still account for the fact that those dividends will eventually get paid when they are exercised.

So, there will always be that adjustment. But I would expect that that will come down significantly, certainly with the GLPI executives once the dividends are no longer getting paid on those options.

Joseph Greff - JPMorgan - Analyst

Okay. My final question for both you, Bill, and Peter. Now that you have two potential buyers of gaming real estate, and I get it, it's super early. But are you seeing more activity with sellers recognizing that having two potential buyers of real estate is better than one and, therefore, pricing might be better and seeing that manifest itself in the bigger pipeline?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

I think you answered it already. It's much too early to make that kind of a -- reach that kind of a conclusion.

It remains to be seen what MGM is going to be interested in. Clearly, their early focus is going to be on the two properties they are developing in Massachusetts and in Maryland. Those are big things that they are going to have to, after they stabilize, roll in.

And, yes. I think it's way, way too early to conclude that.

Joseph Greff - JPMorgan - Analyst

Great. Thank you.

Operator

Our next question comes from the line of Thomas Allen with Morgan Stanley. Please proceed with your question.

Thomas Allen - Morgan Stanley - Analyst

Hi. I thought it was interesting in your prepared remarks in the press release. You note how you are getting more interest from traditional REIT investors. Thinking about this the other way, are you seeing any increased interest from other triple-net REITs into the gaming space, now that maybe it's become more high profile?

Thanks.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

I don't think we have seen that. Speaking for myself, Bill, and anyone in the group can comment. Steve might have some thoughts.

But, no, I don't think so. I think many have dabbled around the edges, but not many, but several have, we know that. I think most are daunted by the licensing processes. Obviously the bigger you are and more states you're dealing with, the more complex the problems.

I got to tell you that if you try to bring on a new director, even, a single director who has not come up through time and has to go through all the states where we do business, it's a very ugly and intrusive process. That has, and I think will remain for quite some -- maybe forever, kind of a high bar of entry.

Any other comments? Steve?

Steve Snyder - Gaming and Leisure Properties, Inc. - Senior Vice President of Development

Peter, you're right, Peter. In fact, the two triple-net REITs that have dabbled in gaming have noticeably stepped back. So, the non-gaming REITs that have tried just seemed to be impacted by, as you say, the regulatory regime in an adverse way. So, I do think now with MGM Growth Properties and ourselves, there is obviously a robust marketplace, but I don't see the triple net guys that are out there coming into our space, for the reasons you've stated.

Thomas Allen - Morgan Stanley - Analyst

Great. Helpful. Thanks.

And then just my follow-up. Can you just help us, Bill, think about G&A on a go-forward basis once you're done with the Pinnacle and the Meadows transaction?

Thanks.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Sure.

Well, there is no increase in headcount related to the transaction. There will be some nominal increases in what I'll call the overhead numbers of whether it's your outside auditors, your D and O insurance, your SEC fees, your bond rating fees, those types of things. That those numbers should be relatively -- should be a very small number.

So, our G&A costs should stay very fixed. The one item that will be coming out is the -- we talked about a little bit earlier, the dividends on options ends in the third quarter. That's not really a Pinnacle-related option item, but it's an item that goes away, in terms of our payments on those.

And then also some historical awards around, it's called phantom stock or, basically, phantom stock, goes away as well by the first quarter of 2017, who will have hit the three-year anniversary and when the maturing of those has happened and the vestings of those. So I would say overall our overhead is actually going to come down, but from a -- and then hit a new -- basically, a new stable platform going forward.

There will be a small increase for the accelerated costs, some reductions on -- from -- on the equity programs and how that impacts the income statements, and then from that point forward I think we are relatively stable. And, candidly, on any future acquisitions, regardless of size, I would expect that -- I don't expect to see any significant -- or any increases, really, in headcount. Maybe an entry level staff individual for the legal department or maybe individual staff person for the accounting department, but other than that, I don't see any need for any increases. But Peter may want to touch on that, as well.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

No. I agree completely, Bill. That's pretty straightforward.

As long as we don't increase our operating capability or appetite, that is properties like Perryville or Baton Rouge, you won't see any significant change in our headcount at the home office.

Thomas Allen - Morgan Stanley - Analyst

Helpful. Thank you.

Operator

Our next question comes from the line of Shaun Kelley with Bank of America Merrill Lynch. Please proceed with your question.

Shaun Kelley - BofA Merrill Lynch - Analyst

Hey, good morning. I was just wondering, to follow up on the comment around the participation from some of the REIT-dedicated investors in the Pinnacle transaction. Bill, could you give us a sense of what some of the feedback might have been from some of those investors, and anything that sort of changed a little bit in your underwriting as you look at future deals?

You talked about the overhangs. You certainly don't need to repeat that one. But anything else that may have been lessons learned or discussion topics on the mind of some of those investors as you went through the equity raise? That would be helpful.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Sure.

You know, I think there is a few things that came across. I think was, obviously, and Peter touched on this earlier, the very visibility of the fact that MGM was converting to a REIT increased the level of interest in just the concept this might well become a whole new segment and sector, versus a one off. And I think that was helpful.

I think there was -- as people dug into the work, they started to realize that the visibility into us and understanding us was actually much easier to understand than, I think the analogy I heard was like medical property or healthcare REITs, which a lot of these guys were interested in, we're taking a look at that sector and comparing it and doing a compare and contrast with us and them and figuring out, quite candidly, it was much easier to get their hands around our economic prospects versus theirs.

I think there was -- then there is some of the old issues that have always been out there, whether it was tenant concentration and helping guys digging in and working through the tenant diversification issue and how these cross collateralized mass releases work, and then some work we did around explaining how resilient gaming operators are during difficult financial times. And the analysis we gave on the road show was around what happened, on a theoretical basis, to rent coverage through the financial crisis and how that impacted our two tenants with -- being Pinnacle and PENN.

And so that gave people all of a sudden a lot more comfort around the security of the cash flow stream and the AFFO and the stability. I think, just generally speaking, there was -- it's also one of the things that we knew upfront when we did the spin, which was that it was going to take time for people to watch what happened. And I think watching eight consecutive quarters of earnings coming in within less than a penny's variance to the guidance was -- gave us credibility relative to our statement that we were a stable platform. So, listen, we are very happy with the mix of the investors.

I think we have got some -- I think great -- a long-term REIT investors who have invested and I think have, at least based on conversations, seem pretty happy with their investment to date, and I think they like the prospects going forward. But we will see.

Not sure I addressed everything you asked there, so f I missed something, if you could -- if you could ask it again, I won't be offended.

Shaun Kelley - BofA Merrill Lynch - Analyst

No. It's okay. I think you hit on a lot of it. But the follow-up would be leverage.

Obviously, at one point you were contemplating being a decent amount higher, just given the cost of equity. Kind of reached that self-fulfilling prophecy as the stock price went up that you could raise more or afford to raise more. The question on that ratio is does 5.5 times put you back in the area of investment grade, is that still a target that you are trying to reach?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Well, we are. I think Peter touched on this earlier, right, is that we have -- we are maniacally focused on having the very lowest cost of capital, because at the end of day our entire business is based on a spread between what our cost of capital is and what we have to pay to acquire cash flow streams. So, investment grade is very much a part of that strategy.

I wish it was in my control. I think I can make some incredibly persuasive and logical arguments as to why we should be investment grade. But, unfortunately, my opinion counts for almost nothing.

So, we will have to work with, obviously, the agencies in terms of working through those things. And I think -- you know, listen. We did -- we have certainly had a tough period there with our equity, and when our equity was trading at obscenely low levels, we were still committed to raising equity at almost any price, well, really, at any price, and keeping leverage at 6 times.

We think 6 times, quite candidly, is investment grade. I could give you a slug of REITs that are at 6 times or north that are investment grade. So, we felt like it wasn't like we were going into an irresponsible zone, we felt like we just going into a zone that was somewhat at the higher end of -- it's still investment grade.

Obviously, the markets cooperated. The enthusiasm was there. We were able to upsize without having to pay a penalty price in terms of raising more equity and we elected to do that, which I think was the smart move.

Candidly talking to the larger REIT investors, they were highly supportive of increasing the equity size of the offering and getting the leverage lower. So, not only did that fit within our own internal thought processes, but it was nice to have shareholders supporting and encouraging that decision.

Shaun Kelley - BofA Merrill Lynch - Analyst

Thank you very much.

Operator

Our next question comes from the line of David Katz with Telsey. Please proceed with your question.

David Katz - Telsey Advisory Group - Analyst

Good morning.

I think you've probably addressed, with your metaphor for the recovery room, your thoughts around your acquisition strategy going forward. So, I wanted to ask about raising equity. And you listed the menu of different ways that you could go about doing that.

But I think we've seen in the past where entities would accumulate or raise equity ahead of a deal or, secondarily, in response to the announcement or the targeting of something that they intend to buy. How do you feel about those, one strategy versus the other?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

After having come out of the recovery room, do it earlier rather than later. However, I do think you just have do it in a way where you don't disrupt the markets and you don't end up with an overhang. And I think there is a mechanism, certainly, quite candidly, I think we are almost spending too much time on this issue.

But I am happy to -- our policy is obviously to just deal with decisions many times in different ways people want to talk about it as possible. At the end of the day you can do a transaction of this size. We generate -- let me put it another way.

We do generate $120 million approximately pro forma free cash flow per year, to accomplish the Meadows transaction at 5.5 times means about $160 million. So, the amount of equity that we're talking about here is relatively de minimis. We also have embedded in our assumption, and I'm getting way more granular than you probably care about, but embedded in our assumptions is we are not assuming that everybody has exercised all of their options, all of the GLPI employees and PENN employees, so we've been relatively conservative on that side.

That's an equity raise of another forum, is when those employees exercise those options the strike price times number of shares is actually an equity proceeds for us. So, that's another element that's going to come into play, and we will measure that out. Doing it -- I don't think it's ever bad to prefund a transaction.

And, obviously, having come out of the recovery room would probably be okay with, in other words, doing an equity offering, and if by some chance the deal fell apart it's not the end of the word. Certainly, you're not going to go prefund something in the multi-billion dollar category and sit on it.

But if you were go out and raise -- even if you raised $100 million or $200 million of equity in advance, in anticipation, I mean, the reality is it's 1% of our outstanding share count, and 1% is just not enough to get excited -- it's just not enough to worry about in terms of saying, gee, I have a little bit too much equity, whether I am at $200 million shares or I am at whatever, extra few million shares was not hardly a big problem. So, that's how I'm looking at it.

David Katz - Telsey Advisory Group - Analyst

All right. So, is it fair to say that you could potentially, on the potential -- list of potential strategies would be an ATM program. That really just serves to reduce your leverage incrementally as you progress forward, which then presumably would leave you the latitude to do more things when they came up.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes. No. Listen, ATM program, it's basically dribbling small amounts of shares out into the market on a fairly regularly basis.

It doesn't affect the stock price. You can't raise massive amounts of capital in a short-term with that kind of a program, but it's definitely a way to get it done. You can also look into forwards or other elements.

Not that those are necessarily great. Or we can just do a follow-on offering. The one nice thing is that came out of this road show that was that we clearly have got the feedback that the big REIT players are very excited -- I don't want to say excited, that's probably too strong a word. But they are very supportive of raising equity in anticipation of getting deals done in the future. And, so, sitting there, and if the feedback we got was you won't have to worry about us not being supportive because you have raised some extra equity in anticipation of getting a deal done.

And if that means that your dividend doesn't go up by a penny, it's going to be, you know, instead of being $2.40-- if you had to leave it at $2.40 instead of taking it to $2.41, don't worry about it, because that's not really how we look at you. So, I think as we transition from investor types who are really way more focused on AFFO per share, and not that we are not focused on growing AFFO per share in the long term. Don't ever take this to mean anything different than that.

But recognizing that a quarter or two or three of a delayed gratification for a penny or two on your dividend is not going to translate into people having an adverse reaction. It's incredibly helpful and supportive of doing the right thing and getting our balance sheet where we want it to be, which is we want to get to the lowest long-term cost capital humanly possible.

David Katz - Telsey Advisory Group - Analyst

Okay. Thank you very much. Very helpful.

Operator

Our next question comes from the line of John Decree with Union Gaming. Please proceed with your question.

John Decree - Union Gaming - Analyst

Good morning. Thank you for taking my question.

I think most of them have been answered so far. But just wanted to shift gears a little bit and get an update on the TRS strategy, now that the TRS is a much smaller component of the business post-Pinnacle acquisition. Is it something that you would keep for flexibility, perhaps consider divesting those assets, or maybe even adding to, if the capacity allows?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

I think you answered it with your question, that keeping it for flexibility makes a lot of sense. And for these years that we are solely a gaming or principally a gaming focused REIT, having operating capabilities, some very strong operating staff in place, I think, is a huge plus. Don't know how and if and when we'll use it, but it's a capability that I think sets us apart from some others.

And I think it makes sense for us to -- now, that having been said, I can't tell you that we're -- we have no plan to go out and pick up operating assets to build that segment. I think my general view that it's a fail-safe for us in case we might need or desire, on an interim basis, to take in a property, to be able to handle it.

But it's not our business. We are a triple-net REIT, and that's what we plan to remain. Any -- Bill, anybody? Steve, any comment?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Sure. No. Listen.

I think it's certainly -- it's a nice strategy so that if we were to ever get into a situation where we were -- wanted to acquire a portfolio of assets, and for whatever reason we ended up with an operating entity, let's say a small piece that couldn't fit within -- and as we have talked about before, we are not going to do transactions where we don't have an operator invited.

But let's say you ran across a portfolio. I don't want anybody to get excited about any numbers, this is just a total random number. It's 10, I don't think anybody has 10 properties. So, that will be okay to throw that out as an example.

But if you had 10 properties and nine of them you had an operator or a partner identified, and there was one small property that that operator couldn't take for whatever reason, whether it's license limitations, FCC issues, or whatever, we would think about maybe leaving that operating and moving that into the TRS. Not on a necessarily on a permanent basis, but certainly as a mechanism to facilitate getting a transaction done, especially in a scenario where you weren't able to run a public process.

So, let's say there were some pro forma assets that were available. It was on a private, you know, on a confidential basis. You couldn't go out to the general market and we had nine of the 10 covered. Would we think about putting the one into the TRS? The answer is yes. Other than that, I think our expectation would be that's not the desired outcome, that's simply a fallback position.

John Decree - Union Gaming - Analyst

Great. Thank you.

Operator

Our next question comes from the line of Carlo Santarelli with Deutsche Bank. Please proceed with your question.

Carlo Santarelli - Deutsche Bank - Analyst

Hello. Thank you. More of a theoretical question for me.

When you think about acquisition opportunities, especially as it relates to greenfields, and not referring to anything specific, but how do you think about stabilization of the asset and when, or a period of time it would take you to get comfortable with a proposed rent structure? And maybe if you could answer it to two ways for Greenfield Development in a new market versus a Greenfield Development in an already-established market.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, that's an interesting question.

Look, Greenfield transactions can make a lot of sense. As we've said for years, and through our PENN years, we excel in monopoly situations. I kind of like those a lot. Look, we were involved with several possible transactions in Massachusetts where, if had we been the winner, there is a high assurance of success.

So, you know it when you see it in an established market. What's the market? How strong is whatever it is that you're planning to offer, the offeree will have. You underwrite these on a deal-by-deal basis.

I think we all know -- no. Maybe -- I'll try it this way. You won't see us doing a Greenfield property on the strip in Las Vegas. We are always, now and forever risk averse, and generally very, very cautious. If that's any guidance at all, I get back to saying you know it when you see it. Through years of experience in the gaming world, know what's a safe deal and what is not.

Bill?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

I would agree with that. Obviously, projects, Greenfield projects that are, as Peter said, on the strip, incredibly to think about on a nine-cap basis, when the total project returns have generally been mid-single digits. Obviously, paying rent at a 9-CAP or 10-CAP doesn't work.

I think there are opportunities, especially in new jurisdictions where there is limited competition or the market demographics are enormous, that you can get excited about doing a Greenfield project. We certainly did, as we announced, it was short-lived, but we were associated a couple of situations where we were prepared to do a Greenfield financing. We just didn't happen to have the partners that were selected. So, we, obviously, that didn't go anywhere.

And I think in the future, if there were opportunities in future states, but I think, quite candidly, this is a very esoteric question in some ways, because I don't know of any states where there is any upcoming opportunities to even do a Greenfield. So, obviously, Texas someday, who knows? Georgia, someday, who knows? Northern Florida, someday, who knows? They all fit into that category of, quite candidly, being years away from anything that's actual.

So, I would leave it at that. That's probably one of the areas that we are not really going to have to spend a whole lot of time worrying about, because it's nothing that's going to be on our horizon of an opportunity or a choice to make for probably a good long period of time.

Carlo Santarelli - Deutsche Bank - Analyst

Understood. Thanks.

Operator

Our next question comes from the line of George Smith with Davenport. Please proceed with your question.

George Smith - Davenport & Company - Analyst

Hi. Thanks for taking the question.

Bill, you spent a lot of time talking about lessons learned during the process as a buyer of assets. I'm wondering if maybe we can think about lessons learned from a seller vantage point, or maybe would-be sellers. Specifically, do you think people have woken up at all to the benefit or potential win-win nature of striking a more accretive deal and then taking equity as currency?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

I think there is clearly -- clearly, there is an argument or a discussion point that if you are selling an asset for cash, clearly you want to get the highest price humanly possible. If you are going to be taking a significant amount of equity back, making sure that the transaction is an accretive and positive transaction, you can actually end up in a result where you end up with a better transaction as a seller than actually eking out the last tiny bit of consideration. Now, the problem with -- obviously, that's a rational thought process, but at the same token you're sharing some of that upside, right?

So, people, the sellers, generally have an emotional reaction to trying to get the last dime. I think it takes a very pragmatic seller to be able to get to that point. Obviously, I am sure this is a nice clandestine way to talk about the situation happening in a certain bankruptcy court or process in the United States.

Who knows? I mean, I would think that there is absolutely in a situation where it's a major transaction where there was equity take backs that the seller should be thinking about, what does the implications mean for the acquirer, and is that, in fact, going to be a transaction that's going to be well received or not? And if there is upside to be shared, that they are actually benefiting both parties. We'll see.

I would say it takes an enlightened seller to understand that concept, and we will see if there is any of those out there in the market. Listen, I think opportunities are going to be there. There is going to be potential for us to do transactions of a variety of sizes.

Some -- there may be, will be small transactions that we might effect. I can tell you that we will -- obviously, we are very interested in being a good partner with people that we've entered into transactions, whether that's with PENN or Pinnacle or the Casino Queen. We were quite excited, quite candidly, about the prospect of the Meadows transaction ending up with Pinnacle, because I think it also sends a message to people that doing transactions with us is the beginning of a relationship that can help -- that can be mutually beneficial for growth for both parties.

And we would do other transactions with our existing tenants and be excited about doing that. In fact, we might do things that, quite candidly, for an existing tenant that we might not do for an outside party, as an example. Especially on something of certain size or scale, or whether we might have to provide some of the incremental financing, like we did for the Queen original transaction.

Those are the types of things that we look at as part of our tools to be helpful with other people who are somewhat hesitant about entering into a transaction with us. I know I have gone off on a bit of a tangent here, and I apologize for that, but I think, yes. What you are really -- because what you are really talking about is acknowledging the partnership relationship, right?

So, if you are taking back equity, you're taking back equity and an entity that you can own a significant percentage of, you should be -- you should, as well, be jointly interested in how well that partner is going to do. That partner, obviously, being us in a situation where we're giving back significant amount of equity.

Longwinded answer. Hopefully one of those comments was on point, and the other ones you can take for editorial comments.

George Smith - Davenport & Company - Analyst

And, real quick. Just to make sure I'm clear on the dividend, our new run rate becomes $0.60. That does capture the full benefit of Pinnacle and then, presumably, I don't know if you have put much in the way of numbers on it, but once we get Meadows, we'll have something slightly incremental to that?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes. Obviously, it's the expected run rate where we are at with at least in the third quarter for the Pinnacle transaction. Obviously, there are escalators and what not that come into play in the future that will have an impact going forward, which should be positive.

It does not have the Meadows. I think the Meadows is a transaction that was structured recognizing a fairly rich price, but we have built-in escalators that are stronger as time goes on, assuming that the property performs in accordance with both ours and Pinnacle's expectations.

I think they are going to be excited to pay us the increased escalators, because obviously that means they are making an outsized return, or an increased return, on their investments, as well. So, directly, as yet, the third quarter is Pinnacle only.

Yes, when the Meadows comes in, depending on the timing of when that gets approved, we would hope that that would be -- but I don't think it's, based on the size and scale of that transaction, I don't think it's going to have a huge impact by any stretch on our AFFO per share. But, yes, there is, hopefully, some potential incremental benefits to that, if not immediately, down the road as the escalators kick in.

George Smith - Davenport & Company - Analyst

Okay. Thanks for the time.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

You're welcome. Thanks.

Operator

Our next question comes from the line of Daniel Rubin with Gates Capital. Please proceed with your question.

Jeff Gates - Gates Capital Management - Analyst

Hi. This is actually Jeff. I have a couple questions, if I can.

Assuming the Pinnacle deal closes Thursday, would you adjust the dividend that you'll pay in September for the new run rate?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

No. We are going to adjust it in the third quarter. So, we are expecting to pay a $0.56 dividend in the second quarter, which is consistent with what we did in the first quarter. And then starting in the third quarter, we are expecting to pay $0.60.

Jeff Gates - Gates Capital Management - Analyst

So, that would be the 9/17 dividend that you pay, or whatever, would be the first one at the higher right?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Yes, that would be paid sometime in September, right.

Jeff Gates - Gates Capital Management - Analyst

Okay. That was the first question. Second question is, what's the total amount of option proceeds that you expect in 2016?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

You know, I think we're going to decline to give that level of specificity. That's really dependent on -- it's a projection, and it's my estimation of when individuals are going to exercise their options. So, I don't necessarily want to put too much pressure on those individuals.

Jeff Gates - Gates Capital Management - Analyst

Okay. Let me ask it another way, then.

At the end of 2015 you had $7.9 million, I think under $20 a share. That would be like -- do all of those $7.9 million expire or --

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

They don't expire. There is roughly -- there is a mix roughly of half and half, it's not exact, of options held by GLPI employees and PENN employees. The PENN employees have not been receiving dividends on their options the GLPI employees have.

That option, or those dividends, paid on options end with the third-quarter dividend, so, it's our expectation that most of the -- well, certainly a big chunk of the employees will exercise their options in that window of time after they've -- either before or after they've -- no longer are receiving the dividend.

Jeff Gates - Gates Capital Management - Analyst

Okay.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

As I said on the road show, if I was coming up with a stock that was non-dividend participating in our story, how many of you would be interested in buying it? Obviously, the answer was pretty darn close to zero. And for the same reason, obviously, with 80% of the free cash flow going out in dividends, it's not really -- it's not that prudent for the employees to be hanging on to their options when they are not participating in the dividend.

Jeff Gates - Gates Capital Management - Analyst

Okay. And, just lastly, based on the opportunities that you see out there today in the acquisition landscape, how long would you guess it might be before you would consider an acquisition outside of gaming?

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, let me take that, Bill. We try to answer it this way. We've looked at some non-gaming opportunities.

In one sense, look, it's all about buying reliable cash flow. I mean, that's the whole deal. And, so, it could -- pick any sphere that you like.

If we had confidence in the stability of that cash flow and thought that we could make a long-term transaction around it, we would do it tomorrow at 9:00. We really would. We are not looking in those areas, but we have been approached with some broader leisure-related or entertainment-related kinds of things.

Yes, we'll look at it. It's a function of stability. Again, we are not seeking those things out right now. I don't think we are in a hurry to go there until we have run the table in gaming. I think we are a long way from that.

But I think it's inevitable. As a public company, we have a responsibility to -- for responsible growth and we'll be focused on that. But we have no prejudice against it even now. It just isn't where we are looking today.

Jeff Gates - Gates Capital Management - Analyst

Lastly, can you just briefly talk about your shareholder base? I know there is about 52 million shares that are going to Pinnacle holders this week. It looks like the short answer is about 9 million or 10 million shares from where this started. So, I am just wondering, in your conversations with the larger Pinnacle holders, what -- how much of that you expect to turn over, and then the other consideration is the composition of your shareholder base pro forma for the equity rates and how that might change when the REITs become a separate category at the end of August, and how you are thinking about this whole thing.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Bill?

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

I'll take that. Listen.

I think the mix of -- obviously, this is a transaction that the Pinnacle -- the fact that the Pinnacle shareholders are going to receive GLPI's shares has been long known. Our short interest is up. I would assume that there is a component of those people who did not want to own GLPI shares, who have, at various points in time, probably shorted the GLPI portion of that side of the transaction. I will be very interested in the next person to see what happens to our short interest in the period after the transaction closes this Thursday.

There are a number of people who own both GLPI as well as Pinnacle shares who put an order in the books to own more shares of GLPI in our public equity offering. I would assume those people were aware they will be receiving GLPI shares as part of the Pinnacle transaction. In fact, I know 100% sure they were.

So, a certain number of those individuals I assume will be perfectly happy taking ownership of GLPI's shares and retaining those shares. There will be, certainly, others that we'll probably look to rotate out. I don't think there is going to be a rush to the door.

I don't think this is a situation where Thursday morning is going to hit and they are all going to hit sell no matter what the price is. I think, they are going to look at it as an opportunity to potentially rotate out over time. Certainly anybody who had a position where they wanted to be there has already set themselves up for that to happen, and I doubt they would take the market -- that they would just all of a sudden on Thursday wake up and say, oh my God, I own GLPI shares.

You know, I think it will be a gradual process. I think -- I don't -- I am not overly concerned with where -- how that's going to take place. I think it will happen over the natural course, and I'm sure that those people that are looking to rotate out will do so in an orderly fashion, and it will take some period of time for that to happen.

But I don't expect it to take -- I would be surprised if it takes more than a few weeks for that to -- for people to feel that they are in a good position. And as some guys have actually said to me, I am not going to -- I am not looking to -- even guys who acknowledge that they are not a natural holder, it's not the end of the world to collect north of 7.5% dividend while they are waiting for the -- for their time to rotate out. It's hardly the worst outcome in the world.

So, we'll see. I mean, obviously, I can never predict what the market's going to do and what the individual investors are going to do. They surprise me all the time.

We will see what happens. I am not losing a lot of sleep over this, the fact that there is going to be those shareholders and that they are going to rotate out. I think it will happen on a fairly organized basis.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

And operator, let me say this. If there is one more question, we will take one more. And I think we are going to have to wind this up.

Operator

We have no further questions at this time.

Peter Carlino - Gaming and Leisure Properties, Inc. - Chairman and CEO

Well, then, this is perfectly well timed as we get to the end of the hour. And take the opportunity to thank everyone for calling in today and, as always, we look forward to seeing you again at the end of next quarter, hopefully with equally good news. Thanks, again.

Bill Clifford - Gaming and Leisure Properties, Inc. - CFO

Thank you.

Operator

Ladies and gentlemen, this does conclude today's teleconference. You may disconnect your lines at this time. Thank you for your participation, and have a wonderful day.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects; the ultimate timing and outcome of the Company's proposed acquisition of substantially all of the real estate assets of Pinnacle Entertainment, Inc. (“Pinnacle”); the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; the ability to consummate our anticipated acquisition of the equity interests of PA Meadows, LLC, the owner of the Meadows, including consummation of our announced transaction with Pinnacle to acquire the Meadows operating assets and enter into a long-term lease with us; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2015, and Current Reports on Form 8-K as filed with the Securities and Exchange Commission. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this press release may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that was declared effective by the SEC on February 16, 2016 and includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI, which was mailed to shareholders of GLPI and stockholders of Pinnacle on or about February 16, 2016. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting the GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge at the SEC's website at http://www.sec.gov/cgi-bin/browse-edgar?company=pnk+entertainment&owner=exclude&action=getcompany or by contacting Pinnacle’s investor relations department at (702) 541-7777.